SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.              English translation of a letter dated October 16, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, October 16th, 2020

Comisión Nacional de Valores

RE.: Call to Extraordinary General Shareholders’ Meeting

for November 13, 2020

Dear Sirs,

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon its shareholders to an Extraordinary General Shareholders’ Meeting to be held on November 13, 2020, at 11 a.m. on first call, in order to consider the “Total or partial withdrawal of the “Voluntary reserve for future cash dividends” and/or of the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency”. Distribution of cash dividends or dividends in kind or in any combination of both options according to the Company´s current context. Delegation of powers to the Board of Directors.”

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 16, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations